Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP FISCAL 2015 Q2 RESULTS:
SILVER PRODUCTION UP 32%, NET INCOME OF $7.2 MILLION ($0.04 PER
SHARE), CASH FLOW FROM OPERATIONS OF $20.1 MILLION ($0.12 PER SHARE)

VANCOUVER, British Columbia – November 13, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) reported its financial and operating results for the second quarter ended September 30, 2014 (“Q2 Fiscal 2015”).

The Company is pleased that operational improvements enacted in fiscal 2014 continue to favourably impact all aspects of operations, with improvements in head grade, mining tonnage, and lower mining costs, resulting in improved cash flow and profitability. Also, in this quarter, commercial production commenced at the GC silver-lead-zinc project in the Guangdong Province, contributing over $5.3 million in metal sales.

Compared to the same quarter last year, silver production increased 32% to 1.348 million ounces, lead production increased 48% to 14.1 million pounds, zinc production increased 137% to 5.2 million pounds. Cash mining cost decreased 10% to $39.21 per tonne, and G & A costs decreased by 14% to $6.1 million in Q2 Fiscal 2015. Combined with more efficient capital spending, the Company’s cash and short-term investments balance increased to $85.6 million as at the end of the quarter.

SECOND QUARTER HIGHLIGHTS

  Silver production of 1.348 million ounces, up 32% from the prior year period;

  Lead production of 14.1 million pounds and zinc production of 5.2 million pounds, up 48% and 137%, respectively, compared to the prior year period;

  Sales of $37.3 million, up 31% from the prior year period;

  Gross margin of 49% compared to 48% in the prior year period;

  Cash flow from operations of $20.1 million, or $0.12 per share, compared to $5.7 million or $0.03 per share in the prior year period;

  Net income of $7.2 million, or $0.04 per share, compared to net loss of $43.2 million, or $0.25 per share in the prior year period;

  Cash cost per ounce of silver, net of by-product credits, of negative $0.98;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $9.64;

  Cash mining cost decreased by 10% to $39.21 per tonne, and G&A costs decreased by 14% to $6.1 million in Q2 Fiscal 2015;

  Combined with more efficient capital spending, Silvercorp ended the quarter with cash and cash equivalents and short-term investments of $85.6 million and no long term debt; and

  GC mine commenced commercial production, producing 70,898 tonnes of ore with metal sales of 97,000 ounces of silver, 1.4 million pounds of lead, and 3.3 million pounds of zinc.

FINANCIALS

In Q2 Fiscal 2015, net income attributable to equity holders of the Company was $7.2 million or $0.04 per share compared to net loss of $43.2 million, or $0.25 per share for the three months ended September 30, 2013 (“Q2 Fiscal 2014”). For the six months ended September 30, 2014, net income was $10.0 million, or $0.06 per share compared to net loss of $38.6 million, or $0.23 per share in the same prior year period.

In the current quarter, the Company’s financial results were mainly impacted by the following: (i) higher metals produced as silver, lead, and zinc production increased 32%, 48%, and 137%, respectively, compared to the prior year quarter, which resulted in (ii) increased metal sales, up $8.9 million, or 31% compared to prior year quarter, of which $5.3 million was contributed from commercial production at the GC mine, and (iii) overhead general and administrative spending decreased 14% from the prior year quarter, offset by (iv) lower gold production and sales as the BYP mine was put into care and maintenance in this quarter.

In Q2 Fiscal 2015, the Company realized sales of $37.3 million compared to $28.5 million in Q2 Fiscal 2014. Metal sales in the quarter were mainly impacted by increased production at the Ying Mining District and contributions from initial commercial production at the GC mine. For the six months ended September 30, 2014, sales were $67.9 million compared to $68.3 million in the same prior year period.

Cost of sales in Q2 Fiscal 2015 was $18.9 million compared to $14.8 million in Q2 Fiscal 2014. The increase in cost of sales is mainly attributable to an overall increase of ore production in the quarter, offset by a 7% decrease in per tonne production cost. For the six months ended September 30, 2014, cost of sales was $33.9 million compared to $37.3 million in the same prior year period.

The gross profit margin in Q2 Fiscal 2015 was 49% compared to 48% in Q2 Fiscal 2014. For the six months ended September 30, 2014, gross profit margin was 50% compared to 45% in the same prior year period. The increase in gross profit margin is mainly driven by the reduction of production cost offset by decreases in silver prices.

Cash flows from operations in Q2 Fiscal 2015 were $20.1 million, or $0.12 per share, compared to $5.7 million, or $0.03 per share, in Q2 Fiscal 2014. For the six months ended September 30, 2014, cash flows from operations were $33.9 million or $0.20 per share, compared to $23.4 million, or $0.14 per share, in the same prior year period.

OPERATIONS AND DEVELOPMENT

In Q2 Fiscal 2015, the Company produced 1.348 million ounces of silver, 860 ounces of gold, 14.1 million pounds of lead, and 5.2 million pounds of zinc, compared to 1.0 million ounces of silver, 3,012 ounces of gold, 9.5 million pounds of lead, and 2.2 million pounds of zinc, respectively, in Q2 Fiscal 2014. Metal production in this quarter continues to be positively impacted by improved dilution control, mine planning and mining contractor management, which resulted in a 3% and 14% increase in silver and lead head grades, along with a 29%

increase in ore production at the Ying Mining District. In addition, the commencement of commercial production at the GC mine contributed to higher metal production.

For the six months ended September 30, 2014, the Company produced 2.5 million ounces of silver, 4,321 ounces of gold, 25.6 million pounds of lead, and 6.4 million pounds of zinc, compared to 2.4 million ounces of silver, 6,789 ounces of gold, 23.0 million pounds of lead, and 5.9 million pounds of zinc, respectively, in the same prior year period.

1.	Ying Mining District, Henan Province, China

In Q2 Fiscal 2015, the total ore mined at the Ying Mining District was 197,135 tonnes compared to total ore production of 153,102 tonnes in Q2 Fiscal 2014. In the prior year quarter, ore production was lowered due to a miner shortage during the transition to a new compensation method for miners. In the current quarter, as a result of improved dilution control, silver and lead head grades at the Ying Mining District improved 3% and 14%, respectively, to 223 g/t for silver and 3.3% for lead from 217 g/t for silver and 2.9% for lead, respectively, in Q2 Fiscal 2014.

In Q2 Fiscal 2015, the Ying Mining District produced 1.251 million ounces of silver, 788 ounces of gold, 12.7 million pounds of lead, and 1.9 million pounds of zinc, compared to 1.0 million ounces of silver, 873 ounces of gold, 9.5 million pounds of lead, and 2.2 million pounds of zinc in Q2 Fiscal 2014. The increase in metals produced is mainly due to the higher ore output and improved head grades experienced in the quarter.

The cost control initiatives at the Ying Mining District continue to yield positive results in Q2 Fiscal 2015 where total and cash mining costs per tonne were $55.41 and $43.62, a 1% and 4% decrease, respectively, compared to $56.08 and $45.22, in Q2 Fiscal 2014. The all-in sustaining cost per ounce of silver, net of by-product credits, in this quarter, improved to $7.35 compared from $12.47 in the prior year quarter as a result of production cost efficiencies; lower overhead administrative costs, and higher by-product sales.

In Q2 Fiscal 2015, total ore milled was 190,831 tonnes, an increase of 21% compared to 157,293 tonnes in Q2 Fiscal 2014. Per tonne cash milling costs were $12.77 compared to $14.89 in Q2 Fiscal 2014. The decrease in per tonne cash milling costs is due to the higher tonnage processed in this quarter.

For the six months ended September 30, 2014, the total ore mined at the Ying Mining District was 370,619 tonnes compared to 386,359 tonnes in the same prior year period. Correspondingly, total ore milled was 360,311 tonnes compared to 393,466 tonnes. Head grades were 225 g/t for silver and 3.3% for lead compared to 207 g/t for silver and 2.8% for lead, respectively.

During the same time periods, the Ying Mining District produced 2.4 million ounces of silver, 1,610 ounces of gold, 24.2 million pounds of lead, and 3.2 million pounds of zinc, compared to 2.4 million ounces of silver, 2,155 ounces of gold, 22.6 million pounds of lead, and 5.1 million pounds of zinc in the prior year period.

For the six months ended September 30, 2014, total and cash mining costs per tonne were $56.79 and $45.18, a decrease of 8% and 12%, respectively, compared to $61.62 and $51.18 in the same prior year period. The overall decrease in cash mining costs per tonne was mainly due to reductions in: (i) mining preparation expenditures; (ii) labour and material costs due to improved dilution control; and (iii) mine administration costs. On a per tonne basis, labour costs decreased 38%, mine administration costs decreased 43% and mining preparation expenditures decreased 20%, offset by increases of 23% in raw materials cost and 5% in mining contractor’s cost, respectively, as compared to the six months ended September 30, 2013. During the same time periods, the all-in sustaining cost per ounce of silver, net of by-product credits, improved to $8.06 compared from $11.83 in the prior year.

After the end of Q2 Fiscal 2015, the Company renewed the mining permit for its Ying (SGX) mine for another 10 years to September 14, 2024. The SGX mine mining permit was renewed after a series of required Chinese government documents and reports were prepared and filed, and a first installment of a mining right fee of RMB 22 million (US$ 3.58 million) (of the total 107.04 million RMB (US$17.4 million, the ("Mining Right Fee")) was paid. The balance of the Mining Right Fee is payable in four annual installments.

The full amount of the mine right fee was capitalized in mineral rights and properties as of September 30, 2014.

During Q2 Fiscal 2015, the Company completed approximately 18,000 metres (“m”) of horizontal tunnels, raises and declines. Excluding the capitalized mine right fee, total exploration and development expenditures for the Ying Mining District were $9.0 million compared to $8.5 million in Q2 Fiscal 2014. For the six months ended September 30, 2014, exploration and development expenditures were $17.1 million compared to $18.2 million in the same prior year period.

The consolidated operational results for the past five quarters at the Ying Mining District are summarized in the table below:

Quarterly operational results - Ying Mining District
	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
	30-Sep-14	30-Jun-14	31-Mar-14	31-Dec-13	30-Sep-13
Ore Mined (tonne)	197,135	173,485	90,057	148,850	153,102
Run of Mine Ore (tonne)	190,831	169,480	91,272	149,755	157,293
Metal Sales
Silver (in thousands of ounces)	1,251	1,126	582	883	1,021
Gold (in thousands of ounces)	0.8	0.8	0.4	0.9	0.9
Lead (in thousands of pounds)	12,665	11,529	5,165	8,814	9,519
Zinc (in thousands of pounds)	1,944	1,211	883	1,572	2,199
Head Grade of Run of Mine Ore
Silver (gram/tonne)	223	227	216	202	217
Lead (%)	3.3	3.3	2.7	2.9	2.9
Zinc (%)	0.7	0.7	0.6	0.7	1.0
Recovery Rate of Run of Mine Ore
Silver (%)	94.4	93.6	92.9	93.1	92.7
Lead (%)	95.2	95.8	95.3	95.7	94.8
Zinc (%)	56.7	56.8	62.4	64.2	68.5
Cash Mining Cost ($ per tonne)	43.62	46.96	49.04	50.59	45.22
Total Mining Costs($ per tonne)	55.41	58.35	60.85	60.89	56.08
Cash Milling Cost ($ per tonne)	12.77	12.16	15.08	16.00	14.89
Total Milling Cost ($ per tonne)	14.85	14.48	19.93	18.60	17.29
Cash Cost per Ounce of Silver ($)	(0.16)	0.46	2.82	2.00	0.49
Total Production Cost per Ounce of Silver ($)	2.35	2.92	5.86	4.39	3.41

2.	GC Mine, Guangdong Province, China

During the quarter, the GC mine commenced commercial production as operational results including output level (approximately 800 tonnes per day); grades and recovery rates have significantly and consistently achieved planned levels. The Company has completed all permit submission requirements for the application of the Safety Production Permit, including the final on-site inspection by government authorities. The final documentation process for obtaining the permit is now undergoing government review. The Company expects the new permit prior to the expiry of the temporary permit, which is now extended to the end of December 2014.

In Q2 Fiscal 2015, the total ore mined at the GC mine was 70,898 tonnes (around 800 tonnes per day) and total ore milled was 69,144 tonnes. The head grades at GC mine were 107 g/t for silver, 1.4% for lead, and 2.8% for zinc. In the quarter, the GC mine sold 97,000 ounces of silver, 1.4 million pounds of lead, 3.3 million pounds of zinc, and 11.3 million pounds of sulphur. As of September 30, 2014, the GC mine has approximately 530 tonnes of lead concentrate and 240 tonnes of zinc concentrate in inventory unsold.

In the quarter, total and cash mining cost per tonne were $51.69 and $29.25 respectively, while total and cash milling cost per tonne were $22.81 and $17.59.

In Q2 Fiscal 2015, $1.9 million (Q2 Fiscal 2014 - $3.1 million) of exploration and development expenditures were incurred at the GC mine. For the six months ended September 30, 2014, $2.3 million (six months ended September 30, 2013 - $9.3 million) of exploration and development expenditures were incurred.

OUTLOOK

The Company will continue to focus its efforts on optimizing mining operations, cost control, and cash preservation. At the Ying Mining District, the Company expects to see further improvements in the silver head grade through improved internal management process controls. Additionally, given the rapidly declining metal price environment, the Company may suspend mining within the Ying Mining District of those lower grade or higher cost mines or stoppes which are determined to have negative or marginal cash margins.

The GC Mine is less impacted by the current silver price, as zinc is currently the largest contributor to its revenue. The current improved zinc prices are expected to allow the GC Mine to continue operating with positive cash flows.

At current gold prices, the BYP gold mine will remain on care and maintenance.

CHANGE OF SENIOR MANAGEMENT

The Company announced that Ms. Maria Tang, the Company’s Chief Financial Officer since 2008, will be resigning for personal reasons as of February 2015. The Company wishes to thanks Ms. Tang for her contributions to the Company during her years of service with the Company. The Company is commencing a search for a replacement CFO.

Myles Gao, P.Geo., President & CEO, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2014 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars)

	As at September 30, 2014	As at March 31, 2014
ASSETS
Current Assets
Cash and cash equivalents	$72,674	$60,614
Short-term investments	12,903	12,864
Trade and other receivables	3,311	4,004
Inventories	7,558	5,362
Due from related parties	115	68
Prepaids and deposits	6,047	6,165
	102,608	89,077
Non-current Assets
Long-term prepaids and deposits	4,604	4,000
Investment in an associate	3,623	3,715
Other investments	1,381	2,393
Plant and equipment	102,079	101,876
Mineral rights and properties	300,242	266,258
TOTAL ASSETS	$514,537	$467,319

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$30,174	$23,802
Mine right fee payable	3,584	-
Deposits received	11,454	7,031
Dividends payable	762	773
Income tax payable	3,085	515
Due to related parties	273	281
	49,332	32,402
Non-current Liabilities
Mine right fee payable	13,855	-
Deferred income tax liabilities	18,595	16,536
Environmental rehabilitation	5,970	5,819
Total Liabilities	87,752	54,757

Equity
Share capital	233,513	233,513
Share option reserve	11,288	10,492
Reserves	25,409	25,409
Accumulated other comprehensive loss	(17,563)	(20,141)
Retained earnings	109,402	100,993
Total equity attributable to the equity holders of the Company	362,049	350,266

Non-controlling interests	64,736	62,296
Total Equity	426,785	412,562

TOTAL LIABILITIES AND EQUITY	$514,537	$467,319

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended September 30,		Six Months Ended September 30,
	2014	2013	2014	2013

Sales	$37,333	$28,460	$67,949	$68,295
Cost of sales	18,894	14,823	33,857	37,305
Gross profit	18,439	13,637	34,092	30,990

General and administrative	6,099	7,054	10,867	14,555
General exploration and property investigation	740	764	1,649	1,812
Other taxes	656	572	1,328	1,167
Foreign exchange (gain) loss	(1,594)	798	(469)	(1,083)
Loss on disposal of plant and equipment	14	95	14	123
Share of (gain) loss in associate	(90)	139	42	153
Impairment of mineral rights and properties	-	66,573	-	66,573
Loss (gain) on investments	-	(31)	15	543
Other income	(891)	(41)	(1,047)	(156)
Income (loss) from operations	13,505	(62,286)	21,693	(52,697)

Finance income	268	978	432	1,906
Finance costs	(39)	(33)	(71)	(66)
Income (loss) before income taxes	13,734	(61,341)	22,054	(50,857)

Income tax expense (recovery)	4,120	(8,034)	7,805	(4,034)
Net income (loss)	$9,614	$(53,307)	$14,249	$(46,823)

Attributable to:
Equity holders of the Company	$7,228	$(43,201)	$9,972	$(38,639)
Non-controlling interests	2,386	(10,106)	4,277	(8,184)
	$9,614	$(53,307)	$14,249	$(46,823)

Earnings (loss) per share attributable to the equity holders of the Company
Basic earnings (loss) per share	$0.04	$(0.25)	$0.06	$(0.23)
Diluted earnings (loss) per share	$0.04	$(0.25)	$0.06	$(0.23)
Weighted Average Number of Shares Outstanding - Basic	170,883,808	170,781,384	170,883,808	170,781,222
Weighted Average Number of Shares Outstanding - Diluted	170,883,808	170,781,384	170,883,808	170,781,222

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2014	2013	2014	2013
Cash provided by
Operating activities
Net income (loss)	$9,614	$(53,307)	$14,249	$(46,823)
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	39	33	71	66
Depreciation, amortization and depletion	5,269	4,550	8,692	8,482
Share of (gain) loss in associate	(90)	139	42	153
Impairment of mineral rights and properties	-	66,573	-	66,573
Income tax expense (recovery)	4,120	(8,034)	7,805	(4,034)
Loss (gain) on investments	-	(31)	15	543
Loss on disposal of plant and equipment	14	95	14	123
Share-based compensation	445	602	796	1,317
Income taxes paid	(2,151)	(1)	(3,447)	(3,350)
Changes in non-cash operating working capital	2,845	(4,956)	5,694	305
Net cash provided by operating activities	20,105	5,663	33,931	23,355

Investing activities
Mineral rights and properties
Capital expenditures	(7,430)	(12,962)	(13,735)	(26,605)
Plant and equipment
Additions	(2,549)	(5,874)	(4,127)	(11,427)
Net (purchases) redemptions of short-term investments	(1,850)	(2,354)	(119)	22,637
Deposit received for sale of subsidiaries	-	3,256	-	4,886
Net cash used in investing activities	(11,829)	(17,934)	(17,981)	(10,509)

Financing activities
Related parties
Payments made	-	-	-	(1,207)
Non-controlling interests
Distribution	(2,563)	-	(2,563)	-
Cash dividends distributed	(796)	(4,130)	(1,571)	(8,290)
Proceeds from issuance of common shares	-	88	-	88
Net cash used in financing activities	(3,359)	(4,042)	(4,134)	(9,409)
Effect of exchange rate changes on cash and cash equivalents	(1,056)	759	244	359
Increase in cash and cash equivalents	3,861	(15,554)	12,060	3,796
Cash and cash equivalents, beginning of the period	68,813	91,633	60,614	72,283
Cash and cash equivalents included in assets held for sale	-	(4)	-	(4)
Cash and cash equivalents, end of the period	$72,674	$76,075	$72,674	$76,075

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended September 30, 2014
	Ying Mining
	District[1]	BYP	GC	Total

Production Data
Mine Data
Ore Mined (tonne)	197,135	10,344	70,898	278,377
Run of Mine Ore (tonne)	190,831	18,296	69,144	278,271
Mining cost per tonne of ore mined ($)	55.41	29.93	51.69	53.52
Cash mining cost per tonne of ore mined ($)	43.62	23.38	29.25	39.21
Non cash mining cost per tonne of ore mined ($)	11.79	6.55	22.44	14.31
Unit shipping costs($)	4.38	-	-	3.10
Milling cost per tonne of ore milled ($)	14.85	11.73	22.81	16.62
Cash milling cost per tonne of ore milled ($)	12.77	10.56	17.59	13.82
Non cash milling cost per tonne of ore milled ($)	2.08	1.17	5.22	2.80
Average Production Cost
Silver ($ per ounce)	7.43	-	12.79	8.16
Gold ($ per ounce)	383	227	-	441
Lead ($ per pound)	0.36	-	0.58	0.39
Zinc ($ per pound)	0.32	-	0.61	0.38
Sulphur ($ per pound)	-	-	0.01	0.01
Total production cost per ounce of Silver ($)	2.35		4.39	2.50
Total cash cost per ounce of Silver ($)	(0.16)		(11.59)	(0.98)
Total production cost per ounce of Gold ($)		229		229
Total cash cost per ounce of Gold ($)		386		386
All-in sustaining cost per ounce of Silver ($)[2]	7.35	198.50	(2.46)	9.64
All-in cost per ounce of Silver ($)[2]	23.15	223.50	8.39	25.02
Total Recovery of the Run of Mine Ore
Silver (%) [3]	94.4		79.4	90.4
Gold (%)		89.1		89.1
Lead (%)	95.2		88.1	93.3
Zinc (%)	56.7		81.0	63.2
Sulphur (%)			39.1	39.1
Head Grades of Run of Mine Ore
Silver (gram/tonne)	223		107	192
Gold (gram/tonne)		2.3		2.3
Lead (%)	3.3		1.4	2.8
Zinc (%)	0.7		2.8	1.2
Sulphur (%)			6.5	6.5
Sales Data
Metal Sales
Silver (in thousands of ounce)	1,251	-	97	1,348
Gold (in thousands of ounce)	0.8	0.1	-	0.9
Lead (in thousands of pound)	12,665	-	1,428	14,093
Zinc (in thousands of pound)	1,944	-	3,259	5,203
Sulphur (in thousands of pound)	-	-	11,343	11,343
Metal Sales
Silver (in thousands of $)	20,148	-	1,583	21,731
Gold (in thousands of $)	655	94	-	749
Lead (in thousands of $)	9,759	-	1,060	10,819
Zinc (in thousands of $)	1,364	-	2,538	3,902
Sulphur (in thousands of $)	-	-	130	130
	31,926	94	5,311	37,331
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.11	-	16.35	16.12
Gold ($ per ounce)	831	1,313	-	871
Lead ($ per pound)	0.77	-	0.74	0.77
Zinc ($ per pound)	0.70	-	0.78	0.75
Sulphur ($ per pound)	-	-	0.01	0.01

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 55.8% from lead concentrate and 23.6% from zinc concentrate.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended September 30, 2013
	Ying Mining
	District[1]	BYP	Total

Production Data
Mine Data
Ore Mined (tonne)	153,102	17,654	170,756
Run of Mine Ore (tonne)	157,293	20,073	177,366
Mining cost per tonne of ore mined ($)	56.08	60.72	56.56
Cash mining cost per tonne of ore mined ($)	45.22	28.21	43.46
Non cash mining cost per tonne of ore mined ($)	10.86	32.51	13.10
Unit shipping costs($)	5.12	-	4.59
Milling cost per tonne of ore milled ($)	17.29	17.25	17.28
Cash milling cost per tonne of ore milled ($)	14.89	15.75	14.98
Non cash milling cost per tonne of ore milled ($)	2.40	1.50	2.30
Average Production Cost
Silver ($ per ounce)	8.11	-	8.50
Gold ($ per ounce)	465	853	535
Lead ($ per pound)	0.38	-	0.40
Zinc ($ per pound)	0.30	-	0.32
Sulphur ($ per pound)	-	-	-
Total production cost per ounce of Silver ($)	3.41		3.41
Total cash cost per ounce of Silver ($)	0.49		0.49
Total production cost per ounce of Gold ($)		853	853
Total cash cost per ounce of Gold ($)		486	486
All-in sustaining cost per ounce of Silver ($)[2]	12.47	16.95	16.50
All-in cost per ounce of Silver ($)[2]	15.27	18.30	25.02
Total Recovery of the Run of Mine Ore
Silver (%)	92.7		92.7
Gold (%)		93.0	93.0
Lead (%)	94.8		94.8
Zinc ( %)	68.5		68.5
Sulphur (%)
Head Grades of Run of Mine Ore
Silver (gram/tonne)	217		217
Gold (gram/tonne)		2.8	2.8
Lead (%)	2.9		2.9
Zinc (%)	1.0		1.0
Sulphur (%)
Sales Data
Metal Sales
Silver (in thousands of ounces)	1,021	-	1,021
Gold (in thousands of ounces)	0.9	2.1	3.0
Lead (in thousands of pounds)	9,519	-	9,519
Zinc (in thousands of pounds)	2,199	-	2,199
Sulphur (in thousands of pound)	-	-	-
Metal Sales
Silver (in thousands of $)	16,669	-	16,669
Gold (in thousands of $)	818	2,277	3,095
Lead (in thousands of $)	7,349	-	7,349
Zinc (in thousands of $)	1,347	-	1,347
Sulphur (in thousands of $)	-	-	-
	26,183	2,277	28,460
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.33	-	16.33
Gold ($ per ounce)	937	1,064	1,027
Lead ($ per pound)	0.77	-	0.77
Zinc ($ per pound)	0.61	-	0.61
Sulphur ($ per pound)	-	-	-

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Six months ended September 30, 2014
	Ying Mining
	District[1]	BYP	GC	Total

Production Data
Mine Data
Ore Mined (tonne)	370,619	46,547	70,898	488,064
Run of Mine Ore (tonne)	360,311	48,844	69,144	478,299
Mining cost per tonne of ore mined ($)	56.79	30.46	51.69	53.53
Cash mining cost per tonne of ore mined ($)	45.18	22.85	29.25	40.74
Non cash mining cost per tonne of ore mined ($)	11.61	7.61	22.44	12.80
Unit shipping costs($)	4.56	-	-	3.46
Milling cost per tonne of ore milled ($)	14.69	13.36	22.81	15.72
Cash milling cost per tonne of ore milled ($)	12.49	12.27	17.59	13.20
Non cash milling cost per tonne of ore milled ($)	2.20	1.09	5.22	2.52
Average Production Cost
Silver ($ per ounce)	7.51	-	12.79	7.96
Gold ($ per ounce)	408	564	-	481
Lead ($ per pound)	0.36	-	0.58	0.38
Zinc ($ per pound)	0.32	-	0.61	0.36
Sulphur ($ per pound)	-	-	0.01	0.01
Total production cost per ounce of Silver ($)	2.62		4.39	2.69
Total cash cost per ounce of Silver ($)	0.14		(11.59)	(0.32)
Total production cost per ounce of Gold ($)		565		565
Total cash cost per ounce of Gold ($)		454		454
All-in sustaining cost per ounce of Silver ($)[2]	8.06	20.46	(2.46)	10.59
All-in cost per ounce of Silver ($)[2]	17.41	22.16	13.05	19.98
Total Recovery of the Run of Mine Ore
Silver (%) [3]	94.0		79.4	91.6
Gold (%)		89.5		89.5
Lead (%)	95.5		88.1	94.3
Zinc (%)	56.7		81.0	60.6
Sulphur (%)			39.1	39.1
Head Grades of Run of Mine Ore
Silver (gram/tonne)	225		107	206
Gold (gram/tonne)		2.6		2.6
Lead (%)	3.3		1.4	3.0
Zinc (%)	0.7		2.8	1.0
Sulphur (%)			6.5	6.5
Sales Data
Metal Sales
Silver (in thousands of ounce)	2,377	-	97	2,474
Gold (in thousands of ounce)	1.6	2.7	-	4.3
Lead (in thousands of pound)	24,194	-	1,428	25,622
Zinc (in thousands of pound)	3,155	-	3,259	6,414
Sulphur (in thousands of pound)	-	-	11,343	11,343
Metal Sales
Silver (in thousands of $)	37,926	-	1,583	39,509
Gold (in thousands of $)	1,396	2,775	-	4,171
Lead (in thousands of $)	18,412	-	1,060	19,472
Zinc (in thousands of $)	2,126	-	2,538	4,664
Sulphur (in thousands of $)	-	-	130	130
	59,860	2,775	5,311	67,946
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	15.96	-	16.35	15.97
Gold ($ per ounce)	867	1,024	-	965
Lead ($ per pound)	0.76	-	0.74	0.76
Zinc ($ per pound)	0.67	-	0.78	0.73
Sulphur ($ per pound)	-	-	0.01	0.01

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
3 GC silver recovery rate consist of 55.8% from lead concentrate and 23.6% from zinc concentrate.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Six months ended September 30, 2013
	Ying Mining
	District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)	386,359	-		46,729	433,088
Run of Mine Ore (tonne)	393,466	6,929	*	50,048	450,443
Mining cost per tonne of ore mined ($)	61.62	-		54.86	60.89
Cash mining cost per tonne of ore mined ($)	51.18	-		23.78	48.23
Non cash mining cost per tonne of ore mined ($)	10.44	-		31.08	12.67
Unit shipping costs($)	4.44	-		-	3.96
Milling cost per tonne of ore milled ($)	15.11	-		15.36	15.14
Cash milling cost per tonne of ore milled ($)	13.21	-		14.16	13.31
Non cash milling cost per tonne of ore milled ($)	1.90	-		1.20	1.82
Average Production Cost
Silver ($ per ounce)	8.97	-		-	9.33
Gold ($ per ounce)	512	-		891	580
Lead ($ per pound)	0.40	-		-	0.42
Zinc ($ per pound)	0.32	-		0.44	0.33
Sulphur ($ per pound)	-	-		-	-
Total production cost per ounce of Silver ($)	4.51	-			4.51
Total cash cost per ounce of Silver ($)	2.06	-			2.06
Total production cost per ounce of Gold ($)				884	884
Total cash cost per ounce of Gold ($)				466	466
All-in sustaining cost per ounce of Silver ($)[3]	11.83	-		22.17	15.95
All-in cost per ounce of Silver ($)[3]	15.12	-		23.70	25.42
Total Recovery of the Run of Mine Ore
Silver (%)	92.5	-			92.5
Gold (%)				92.6	92.6
Lead (%)	94.7	-			94.7
Zinc ( %)	68.4	-			68.4
Sulphur (%)
Head Grades of Run of Mine Ore
Silver (gram/tonne)	207	-			207
Gold (gram/tonne)				2.9	2.9
Lead (%)	2.8	-			2.8
Zinc (%)	0.9	-			0.9
Sulphur (%)
Sales Data
Metal Sales
Silver (in thousands of ounces)	2,385	10	*	-	2,395
Gold (in thousands of ounces)	2.2	0.2	*	4.5	6.9
Lead (in thousands of pounds)	22,582	405	*	-	22,987
Zinc (in thousands of pounds)	5,125	484	*	282	5,891
Sulphur (in thousands of pound)	-	-		-	-
Metal Sales
Silver (in thousands of $)	40,760	-		-	40,760
Gold (in thousands of $)	2,101	-		4,946	7,047
Lead (in thousands of $)	17,182	-		-	17,182
Zinc (in thousands of $)	3,153	-		153	3,306
Sulphur (in thousands of $)	-	-		-	-
	63,196	-		5,099	68,295
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.09	-		-	17.09
Gold ($ per ounce)	975	-		1,105	1,063
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.62	-		0.54	0.61
Sulphur ($ per pound)	-	-		-	-

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
3 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
* Represents development tunnelling ore at the X mines.